September 20, 2006

Via Facsimile and Courier

Mr. David Burton
United States Securities and Exchange Commission
Washington, D.C. 20849

Re:  Securities and Exchange Comment Letter on Form 8-K dated September 13, 2006

Dear Mr. Burton:

As disclosed in the Form 8-K filed on September 13, 2006, Sanmina-SCI Corporation (the “Company”), is nearing completion of the planned fact gathering and analysis process concerning the Company’s stock option administration policies and practices dating back to January 1, 1997. The Company has not finalized this review with respect to determining the magnitude of the restatement, the years involved, the accounting methodology, related internal control implications and the years in which those controls operated or failed. Therefore, our certifying officers are not in a position to make a determination with respect to the effect on the adequacy of the disclosure controls and procedures for the year ended October 1, 2005 and quarter ended July 1, 2006.

We anticipate our analysis relating to stock administration polices and practices will be substantially complete by the end of October 2006 at which time our certifying officers will be in a position to make a determination on the adequacy of the disclosure control discussed above. We will at that time, relate their conclusion in the form of an amendment to our report on Form 8-K filed on September 13, 2006.

In addition, as requested by the Staff of the Securities and Exchange Commission in the September 14, 2006 letter, the Company hereby confirms that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filing, that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to such filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or by any person under United States federal securities laws.

Sincerely,

/s/ David L. White

David L. White
Executive Vice-President and Chief
Financial Officer